Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax Positioned as a Leader for the 6th Consecutive Time in the 2021 Magic Quadrant for Field Service Management

Recognized for Completeness of Vision and Ability to Execute

PLEASANTON, CA – September 8, 2021 –ServiceMax, a leading and innovative provider of solutions in the field service management space, today announced that ServiceMax has been positioned by Gartner as a Leader in the Magic Quadrant for Field Service Management for its offering, ServiceMax Core.1 The evaluation was based on specific criteria that analyzed the company’s overall completeness of vision and ability to execute.

“ServiceMax continues to expand its Field Service Management capabilities with market-leading product innovation and unmatched market expertise,” said Neil Barua, CEO of ServiceMax. “As a provider solely focused on field service, we remain committed to delivering the most innovative and forward-thinking solutions to help our customers run more profitable, efficient service operations and ensure uptime on the world’s most important assets.”

Building on their history of innovation, ServiceMax recently announced their latest version of ServiceMax Core, 21.1. The release includes new features such as asset spotlight in ServiceMax Engage and a brand-new notification center in ServiceMax Go. It also includes product enhancements like interactive hotline bots and photo text scanning in Zinc and multi-assign for events in Service Board.

Magic Quadrant reports are a culmination of rigorous, fact-based research in specific markets, providing a wide-angle view of the relative positions of the providers in markets where growth is high and provider differentiation is distinct. Providers are positioned into four quadrants: Leaders, Challengers, Visionaries and Niche Players. The research enables you to get the most from market analysis in alignment with your unique business and technology needs.

View a complimentary copy of the Magic Quadrant report to learn more about ServiceMax’s strengths and cautions, among other provider offerings, at https://bit.ly/3z7G8Am.

1 Source: Gartner, “Magic Quadrant for Field Service Management,” Jim Robinson, Naved Rashid, 31 August 2021.

Gartner disclaimer

Gartner does not endorse any vendor, product or service depicted in our research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visitwww.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation (NASDAQ: PFDR) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s stockholders.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the Business Combination. Stockholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com